P.E. 2/15/02


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: February 15, 2002

AMATEK INDUSTRIES PTY. LIMITED
ACN 081 870 653
(Registrant's Name)

6-8 Thomas Street,
Chatswood, New South Wales 2067
Australia
(Registrant's Address)

Commission File Number 0-10502

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMATEK INDUSTRIES PTY LIMITED

- **FINANCIAL STATEMENTS**

- Statements of Financial Performance

- Statements of Financial Position

- Cash Flow

- **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

- Overview

- Background of Amatek

- Recent Developments

- Exchange Rates

- Results of Operations

  - Consolidated Results
  - Rocla
  - Stramit
  - Laminex
  - Insulation

- Liquidity and Capital Resources

- Quantitative & Qualitative Disclosures about Market Risk

AMATEK INDUSTRIES PTY LIMITED

Unaudited Interim

Statement of Financial Performance
for the three and six month periods ended
31 December 2001 and 31 December 2000

		CONSOLIDATED			
		3 months to 31 December		6 months to 31 December	
	Notes	2001	2000	2001	2000
		(A$ in millions)			
REVENUE FROM ORDINARY ACTIVITIES					
Sales revenue		373.0	278.7	752.3	570.2
Cost of sales	3	(245.1)	(180.0)	(499.4)	(363.9)
GROSS PROFIT		127.9	98.7	252.9	206.3
Other revenues from ordinary activities - usual	2	1.2	4.8	4.8	6.6
Share of net profits of associates and joint ventures					
Accounted for using the equity method		1.5	0.1	2.7	0.4
Distribution expenses		(46.5)	(31.6)	(90.2)	(63.8)
Marketing expenses		(27.8)	(21.1)	(54.1)	(44.1)
Administrative expenses		(22.0)	(15.9)	(44.6)	(33.9)
Other expenses from ordinary activities	3	(4.9)	(8.2)	(11.7)	(12.3)
PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS, BORROWING COSTS AND INCOME TAX EXPENSE		29.4	26.8	59.8	59.2
Other revenues from ordinary activities - unusual	2,4	3.6	2.4	1.3	-
Other expenses from ordinary activities - unusual	4	(2.4)	-	(2.6)	(9.8)
PROFIT FROM ORDINARY ACTIVITIES BEFORE BORROWING COSTS AND INCOME TAX EXPENSE		30.6	29.2	58.5	49.4
Borrowing costs	3	(23.3)	(20.7)	(46.9)	(40.6)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		7.3	8.5	11.6	8.8
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	5	(2.9)	(5.8)	(6.8)	(5.9)
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		4.4	2.7	4.8	2.9
NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF AMATEK INDUSTRIES PTY LIMITED		4.4	2.7	4.8	2.9
Net exchange difference on translation of financial report of foreign controlled entities recognised directly in equity		(1.0)	(0.3)	3.2	3.4
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		3.4	2.4	8.0	6.3

The accompanying notes form part of these financial statements.

AMATEK INDUSTRIES PTY LIMITED

Unaudited Interim

Statement of Financial Position

31 December 2001 and 30 June 2001

	Notes	Unaudited Consolidated 31 December 2001	Audited Consolidated 30 June 2001
		(A$ in millions)	
Current assets			
Cash		32.7	15.4
Receivables		260.6	268.2
Inventories	6	216.7	221.9
Other		3.8	4.5
Total current assets		**513.8**	**510.0**
Non-current assets			
Receivables		-	0.1
Investments accounted for using the equity method		51.0	50.3
Property, plant and equipment		527.5	543.0
Intangible assets		346.3	346.7
Deferred tax assets		63.9	67.1
Deferred financing costs		12.7	14.3
Total non-current assets		**1,001.4**	**1,021.5**
Total assets		**1,515.2**	**1,531.5**
Current liabilities			
Payables		203.4	201.2
Interest – bearing liabilities		27.7	10.2
Current tax liabilities		-	0.2
Provisions		31.9	37.1
Total current liabilities		**263.0**	**248.7**
Non-current liabilities			
Payables		0.9	0.5
Interest – bearing liabilities		820.7	851.7
Deferred tax liabilities		27.5	32.0
Provisions		21.8	21.4
Total non-current liabilities		**870.9**	**905.6**
Total liabilities		**1,133.9**	**1,157.8**
Net assets		**381.3**	**377.2**
Equity			
Contributed equity		352.0	352.0
Reserves		3.2	3.9
Retained earnings		26.1	21.3
Total equity		**381.3**	**377.2**

The accompanying notes form part of these financial statements

AMATEK INDUSTRIES PTY LIMITED

Unaudited Interim

Statement of Cash Flows
for the six month period ended 31 December 2001 and 2000

	Consolidated 6 months to 31 December 2001	Consolidated 6 months to 31 December 2000
	(A$ in millions)	
Cash flows from operating activities		
Receipts from customers	774.3	611.6
Payments to suppliers and employees	(692.0)	(528.9)
Interest received	0.1	1.3
Interest paid	(43.1)	(37.7)
Income tax (paid)/refunded	(7.9)	(7.7)
Net cash provided by/(used in) operating activities...	31.4	38.6
Cash flows from investing activities		
Cash paid for controlled entity	-	-
Proceeds on sale of property, plant and equipment	13.6	4.7
Payments for property, plant and equipment (including capitalised interest)	(25.2)	(12.5)
Net cash used in investing activities	(11.6)	(7.8)
Cash flows from financing activities		
Finance facility fees	-	-
Proceeds from borrowings	8.6	-
Repayment of borrowings	(10.0)	(16.8)
Net cash provided by financing activities	(1.4)	(16.8)
Net increase/(decrease) in cash	18.4	14.0
Cash at beginning of the financial year	15.4	32.3
Exchange movement	(1.1)	0.6
Cash at end of the period	32.7	46.9

The accompanying notes form part of these financial statements

4

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements
Unaudited interim financial statements

1. Statement of Accounting Policies

Basis of Accounting
These general purpose unaudited interim financial statements have been prepared for the purpose of presenting the consolidated financial results of Amatek Industries Pty Limited and its controlled entities together with comparatives. These interim financial statements have been prepared in accordance with applicable Australian Accounting Standards and other Australian mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and generally accepted accounting principles for interim financial information. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for fair presentation have been included.

The unaudited interim financial statements have been prepared on the accrual basis of accounting including the historical cost convention and the going concern assumption. All intra-group trading has been eliminated. Financial information has been derived from the accounting records of the units which form part of the controlled entities.

Where appropriate, comparatives have been restated in order to ensure consistency between periods.

Valuation of inventories
Raw materials, work in progress, finished goods and stock in transit are valued at the lower of cost and net realisable value. Cost comprises the actual cost of raw materials and an applicable portion of labour and manufacturing overheads for work in progress and finished goods. Contract work in progress consists of costs plus profits recognised to date less progress billings received and provisions for foreseeable losses. Profits recognised are based on the percentage of completion of each contract. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Derivative Financial Instruments
The economic entity enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including forward foreign exchange contracts, forward interest rate contracts and interest rate swaps.

Exchange differences on specific forward foreign exchange contracts to hedge the purchase or sale of specific goods or equipment are deferred and included within the cost of the underlying asset. Gains or losses on general hedges are included in the determination of foreign exchange gains or losses in the period in which they arise. Gains and losses on interest rate swaps are included in the determination of interest expense in the period in which they arise. Gains or losses on extinguishment of forward foreign exchange contracts that were effective hedges are deferred and included in the cost of the underlying asset or liability. Gains or losses on the extinguishment of interest rate swap contracts are amortised over the term of the underlying facility term.

Equity accounting
An associate is an entity in which the economic entity exercises significant influence but not control. The carrying amount of investments in associates is calculated using the equity method of accounting where the cost of the investment is increased or decreased to recognise the investor's share of the post-acquisition profits or losses of the associate and cumulative translation adjustments.

The investor's share of the post-acquisition profits or losses (after tax and including extraordinary items) of the associate is included in the combined profit and loss account of the investor as revenue.

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

1. **Statement of Accounting Policies (continued)**

Foreign currencies

Foreign currency transactions are converted at rates of exchange in effect when transactions took place. Receivables and payables denominated in foreign currencies are converted at exchange rates ruling at balance date except where forward exchange contracts are held, in which case contract settlement rates are used.

Exchange gains and losses have been brought to account in determining operating profit for the year.

Balance sheets of controlled overseas entities are converted at exchange rates ruling at balance date and profit and loss statements are converted at average exchange rates for the year. Unrealised gains and losses on conversion of the accounts of controlled overseas entities are taken direct to foreign currency translation reserve within reserves.

Fixed assets

Plant consists of purchases, commissioning, installation costs and, in respect of major additions, interest expense incurred during construction. Depreciation charges are made from the time when an asset is first put into use or the date of acquisition of controlled entities and also from the effective dates of any revaluations. Depreciation charges are made on a straight line basis to provide for the write off of cost or subsequent valuation of fixed assets, with the exception of land and quarries, to estimated residual values, over the estimated useful life of the assets concerned. Costs of improving leasehold properties are amortised over the period of the lease. Freehold (owned) quarries are generally not amortised as the estimated charge in any one period is insignificant due to depletion rates, estimated useful lives and residual values. Leasehold (leased) quarries are amortised on the basis of depletion of units of production over proven and provable reserves or the life of the lease if it expires prior to the extraction of all reserves.

Estimated useful lives are as follows:

Buildings.. 40–50 years
Plant and equipment.. 3–15 years

Carrying amount of non-current assets

The Directors have considered the carrying amounts of non-current assets and are satisfied that these amounts do not exceed the net amount expected to be recovered through cash inflows and outflows arising from the continued use and subsequent disposal of these assets. In determining recoverable amounts, expected net cash flows have not been discounted to present value. Revaluations of non-current assets are not made in accordance with a regular policy of revaluation.

Acquisition-Related Goodwill

Acquisition-related goodwill is charged to the profit and loss account on a straight line basis, generally over 20 years. The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the economic entity operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant business. The economic entity determines the fair value based on an assessment by the Directors or an independent appraisal. If facts and circumstances suggest that goodwill is impaired, the economic entity assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the business approximating fair value.

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

1. Statement of Accounting Policies (continued)

Employee benefits

Provision is made for benefits (including on-costs) accruing to employees in respect of wages and salaries, annual leave, long service leave, sick leave and other entitlements when it is probable that settlement will be required and is capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, long service leave, sick leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of long service leave, sick leave and other employee entitlements which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date. Employers and employees contribute to superannuation funds which provide benefits to employees or dependants on retirement, disability or death. Contributions to these funds are charged against income.

Use of estimates

The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and combined accompanying notes. Actual results may differ from those estimates, at which time the economic entity would revise its estimates accordingly.

Rounding of amounts and currency

Amounts in the combined financial statements have been rounded off to the nearest tenth of a million dollars. Where the amount is A$50,000 or less, this is indicated by a dash unless specifically stated otherwise. Unless otherwise stated, the combined financial statements are presented in Australian dollars.

Taxation

The liability method of tax effect accounting is used. Provision is not made for additional taxation which may be payable if profits retained by overseas entities were distributed as the undistributed earnings are considered to be indefinitely reinvested. No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets. Future income tax benefits relating to tax losses are brought to account as an asset only when their recovery is virtually certain.

Tradenames

The directors are of the view that tradenames have an indeterminable life and that the depreciable amounts of the company's tradenames are either zero or a negligible amount. Tradenames are therefore not depreciated. In the event that these views were to change over time, the directors currently believe that the useful lives are of such duration that any annual amortisation charge on tradenames would be immaterial.

Sales revenue and nature of operations

Sales revenue represents the invoiced value of goods supplied excluding sales taxes and intercompany transactions. Income from sales is recognised at the time of shipping products to customers. The nature of the economic entity's operations are described in note 7.

Borrowing costs

Fees payable to arrangers of finance facilities and other fees directly related to securing discreet finance facilities are capitalised and amortised over the remaining life of that facility.

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

2. Other revenue from operating activities

	CONSOLIDATED			
	3 months to 31 December		6 months to 31 December	
	2001	2000	2001	2000
	(A$ in millions)			
Interest — non-related parties	-	0.4	0.1	1.3
Insurance Recoveries	-	0.2	-	0.2
Proceeds from sales of non-current assets[1]	1.2	4.2	13.3	5.1
Total other revenue from operating activities	1.2	4.8	13.4	6.6

(1) Six months to December 2001 includes $8.6 million proceeds also included in note 4 "other revenues from ordinary activities – unusual."

3. Expenses and losses / (gains)

	CONSOLIDATED			
	3 months to 31 December		6 months to 31 December	
	2001	2000	2001	2000
	(A$ in millions)			
Borrowing costs				
Interest – non-related parties	23.3	20.7	46.9	40.6
Bad and doubtful debts				
Prvsn. for doubtful trade debts – non-related parties	0.8	0.4	1.6	0.9
Depreciation of property, plant and equipment	14.8	12.2	29.7	24.0
Amortisation of leased property, plant and equipment and				
other intangibles	0.5	0.3	0.8	0.7
Amortisation of goodwill	1.4	1.1	2.8	2.2
Exchange loss/(gain) on foreign currency transactions	0.8	0.4	0.4	0.1
Research and development costs	0.4	0.6	0.9	1.1
Operating lease rental	1.7	4.3	9.3	9.5
Provision for employee entitl ements	5.6	3.1	11.0	6.9
Net loss/(gain) on disposal of property, plant and equip	1.3	(1.1)	1.0	(1.5)
Superannuation contributions	3.5	2.6	6.9	5.3

8

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

4. **Unusual items from ordinary activities**

The following items form part of the ordinary operations of our business but are considered unusual due to their nature and amount.

Profit before income tax expense has been calculated after charging/crediting unusual revenue and expense items from our ordinary activities as follows:

	CONSOLIDATED			
	3 months to 31 December		6 months to 31 December	
	2001	2000	2001	2000
	(A$ in millions)			
Unusual revenue items:				
Foreign exchange gain [1]	3.6	2.4	-	-
Proceeds on disposal	-	-	8.6	-
Written down value of assets sold	-	-	(7.3)	-
Net gain on disposal [2]	-	-	1.3	-
Unusual expense items:				
Creeks integration costs	(1.2)	-	(1.2)	-
Loss on disposal [3]	(1.2)	-	(1.3)	-
Foreign exchange loss [1]	-	-	(0.1)	(9.8)
Net unusual items – gain / (loss)	1.2	2.4	(1.3)	(9.8)
Income tax expense (benefit)	(0.4)	(0.8)	0.4	3.3
Net unusual items after income tax expense	0.9	1.6	(0.9)	(6.5)

(1) The unrealised foreign exchange gains and losses are due to the translation of US borrowings at period end exchange rates.

(2) The gain on disposal is the profit on sale of the Chatswood, NSW, land and administration buildings.

(3) The loss on disposal is the loss on closure of the Dapto, NSW, pipe site and the granite portion of the paving business.

5. **Income tax**

The prima facie income tax expense on pre-tax accounting income after unusual items reconciles to the income tax expense in the accounts as follows:

	CONSOLIDATED			
	3 months to 31 December		6 months to 31 December	
	2001	2000	2001	2000
	(A$ in millions)			
Operating profit before income tax	7.3	8.5	11.6	8.8
Income tax expense calculated at the Australian statutory rate of 30% (2000 34%) of operating profit	2.2	2.9	3.5	3.0
Differential tax rates of controlled overseas entities and associated companies	0.2	0.3	0.8	0.7
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	0.7	0.4	1.4	1.1
Under/(over) prvsn of income tax in previous year	0.2	1.1	1.8	0.2
Other	(0.4)	1.1	(0.7)	0.9
Total income tax expense applicable to operating profit	2.9	5.8	6.8	5.9

In calculating the income tax payable no allowance has been made for additional taxation that may be payable if profits retained by overseas entities were distributed as the undistributed earnings are considered to be permanently reinvested.

9

AMATEK INDUSTRIES PTY LIMITED

6. Current inventories

	Unaudited Consolidated 31 December 2001	Audited Consolidated 30 June 2001
	(A$ in millions)	
Raw Materials		
At cost	68.1	73.8
Provision for diminution in value	(2.7)	(2.2)
	65.4	71.6
Consumables		
At cost	14.6	15.2
Provision for diminution in value	(1.0)	(1.0)
Work in progress		
At cost	7.6	8.3
Finished goods		
At cost	140.4	134.8
Provision for obsolete and slow moving stock	(10.3)	(7.0)
	130.1	127.8
	216.7	221.9
Movement in provision for inventory		
Opening inventory provision	(10.2)	(7.8)
Inventory (provided for) provisions written back during the year	(3.8)	(2.6)
Inventory written-off during the year	-	0.2
Closing provision	(14.0)	(10.2)

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

7. **Financial Instruments**

(a) Borrowings

(i) *Bank Loans*

Borrowings shown in the Balance Sheet include A$314.2 million Senior Term Loan Facility 'A' and A$214.5 million Senior Term Loan Facility 'B', both fully drawn. Term loan 'A' is repayable in semi-annual unequal repayments with the final repayment in December 2006. Repayments are: year 1 A$27.5m, year 2 A$60.0m, year 3 A$75.0m, year 4 A$75.0m, and year 5 A$76.7m.

Term loan 'B' is repayable by one payment of A$25.0m in June 2007 and a final payment in December 2007. Interest on both facilities is payable at the BBSY Bid variable rate plus a margin, although interest on an average of 75% of the projected outstanding loan balance for the next 5 years is fixed using various hedging instruments.

(ii) *Other Loans*

Borrowings shown in the Balance Sheet include:
US$83.3 million 12% Senior Subordinated Notes due 2008 adjusted for original issue discount and 81000 units consisting of US$81.0 million 14.5% Subordinated Notes due 2009 and rights to receive the fair market value of approximately 52600 Ordinary Shares and 12.5 million Preference Shares of Amatek Holdings Limited or, at the option of Amatek Industries Pty Limited and Amatek Holdings Limited, the equivalent number of such shares.

(iii) *Revolving Credit Facility*

The economic entity has available a A$90m revolving credit facility. Standby Letters of Credit for A$46.0m have been issued on account of the Economic Entity against the facility of which A$10.0m has been drawn down. As of 31 December 2001 the unused availability under the facility was A$78.0m.

(b) Hedges of Anticipated Future Transactions

The economic entity has entered into a number of unrecognised forward foreign exchange contracts to hedge the exchange rate risk arising from the following types of specific commitments:

1. purchase of finished goods and raw materials where the currency of payment is not the unit's functional currency.
2. sale of inventory where the currency of sale is not the unit's functional currency.
3. purchase of capital equipment where the currency is not the unit's functional currency.

The economic entity has entered into forward foreign exchange contracts for periods not exceeding 12 months.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

7. **Financial Instruments (continued)**

(c) Interest rate caps and interest rate swaps

The economic entity enters into interest rate cap and swap agreements that are used to convert the variable interest rate of the borrowings to fixed interest rates. It is the economic entity's policy not to recognise interest caps and swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

At 31 December 2001 the following agreements were in place:

- 1.5 year remaining amortising Interest Rate Collar with a total face value of A$55.6 million and BBR capped at 6.5%, floor 4.5%
- 1.5 year remaining Interest Rate Swap, with a total face value of A$100 million; the rate is 6.29%
- 2.0 year remaining amortising Interest Rate Swap with an initial face value of A$36.2 million; the rate is 6.145%
- 1.5 year remaining Interest Rate Swap with a face value of A$25.0 million, the rate is 6.60%
- 0.5 year remaining Interest Rate Swap with a face value of A$25.0 million, the rate is 6.44%
- 4.25 year remaining Interest Rate Swap with a face value of A$80 million, the rate is 5.512%
- 2.0 year remaining Interest Rate Swap with a face value of A$80 million. Starting on the 4th of March 2002, maturing on the 6th of December 2004, the rate is fixed at 5.495%
- 0.75 year remaining Interest Rate Swap with a face value of A$30 million. Starting on the 6th of December 2004, maturing on 6th March 2006, the rate is fixed at 5.85%
- 1.25 year Interest Rate Collar with a face value A$51 million. The cap is 5.75%; the floor is 4.74%
- 0.25 year Interest Rate Collar with a face value of A$122 million. The cap is 5.5%; the floor is 4.24%
- Swaption Collar – an Option on a 4 year swap – gives the economic entity the right but not the obligation to enter into a 4 year swap on the 4th of March 2002 at 6.25%. The economic entity has also sold a receivers Swaption on the same date for exactly the same profile, whereby if on the 4th of March 2002 the 4 year swap rate is below 5.10% then the economic entity is obligated to enter into a 4 year swap at 5.10%
- Swaption Collar – an Option on a 1.5 year swap – gives the economic entity the right but not the obligation to enter into a 1.5 year swap on the 4th of June 2003 at 6.25%. The economic entity has also sold a receivers Swaption on the same date for exactly the same profile, whereby if on the 4th of June 2003 the 1.5 year swap rate is below 5.25% then the economic entity is obligated to enter into a 1.5 year swap at 5.25%

(d) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the economic entity. The economic entity has adopted the policy of dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate (although collateral or other security is not generally required in the course of normal business) as a means of mitigating the risk of financial losses from defaults. Trade debtors potentially expose the economic entity to concentrations of credit risk. The economic entity provides credit in the normal course of business, to a large number of customers. The economic entity has no sales exceeding 10 per cent to any individual customer in 2000 and 2001. The economic entity performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The carrying amount of financial assets recorded in the consolidated balance sheet, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk.

The economic entity does not have any significant concentrations of credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

8. Financial reporting by segments

	Operating Revenue				Profit After Abnormal Items Before Interest and Tax				Total Assets	
	Consolidated		Consolidated		Consolidated		Consolidated		Consolidated	
	3 mths to 31 Dec 2001	3 mths to 31 Dec 2000	6 mths to 31 Dec 2001	6 mths to 31 Dec 2000	3 mths to 31 Dec 2001	3 mths to 31 Dec 2000	6 mths to 31 Dec 2001	6 mths to 31 Dec 2000	31 Dec 2001	30 June 2001
(a) Business segments										
Rocla	109.0	97.2	226.7	204.3	11.7	13.2	29.9	28.7	1,181.3	1,163.6
Laminex	151.5	91.4	303.3	186.8	12.2	11.4	22.9	23.8	664.1	683.4
Stramit	93.6	72.7	184.8	143.5	3.8	4.1	6.7	8.4	352.2	362.5
Insulation	18.9	17.4	37.5	35.6	(0.7)	(1.5)	(1.6)	(1.1)	74.6	76.0
Sales revenue, profit, and total assets pre-corporate	373.0	278.7	752.3	570.2	27.0	27.2	57.9	59.8	2,272.2	2,285.5
Other operating revenue	2.7	4.9	16.1	7.0	-	-	-	-	-	-
Eliminations	-	-	-	-	-	-	-	-	(757.0)	(750.5)
Corporate activities	-	-	-	-	3.6	2.0	0.5	(10.4)	-	-
	375.7	283.6	768.4	577.2	30.6	29.2	58.4	49.4	1,515.2	1,535.0
(b) Geographic segment										
Australia & New Zealand	319.6	228.0	646.3	456.2	19.5	19.3	39.5	41.3	1,974.1	1,987.7
North America	55.5	53.2	120.5	115.7	7.5	8.1	18.6	18.8	288.8	288.8
Indonesia	0.6	0.2	0.8	0.3	-	(0.6)	(0.2)	(0.8)	3.3	2.8
Singapore	-	2.2	0.8	5.0	-	0.4	-	0.5	6.0	6.2
Operating revenue, profit, and assets pre-corporate	375.7	283.6	768.4	577.2	27.0	27.2	57.9	59.8	2,272.2	2,285.5
Eliminations	-	-	-	-	-	-	-	-	(757.0)	(750.5)
Corporate activities	-	-	-	-	3.6	2.0	0.5	(10.4)	-	-
	375.7	283.6	768.4	577.2	30.6	29.2	58.4	49.4	1,515.2	1,535.0

13

AMATEK INDUSTRIES PTY LIMITED

8. Financial reporting by segments (continued)

(A$ in millions)

(a) Business segments

	Depreciation & Amortisation				Capital Expenditure				Export Revenue			
	Consolidated 3 mths to 31 Dec 2001	Consolidated 3 mths to 31 Dec 2000	Consolidated 6 mths to 31 Dec 2001	Consolidated 6 mths to 31 Dec 2000	Consolidated 3 mths to 31 Dec 2001	Consolidated 3 mths to 31 Dec 2000	Consolidated 6 mths to 31 Dec 2001	Consolidated 6 mths to 31 Dec 2000	Consolidated 3 mths to 31 Dec 2001	Consolidated 3 mths to 31 Dec 2000	Consolidated 6 mths to 31 Dec 2001	Consolidated 6 mths to 31 Dec 2000
Rocla	6.6	6.1	13.1	12.0	5.8	3.5	11.7	6.1	0.5	0.3	0.8	0.6
Laminex	7.7	5.3	15.5	10.3	6.5	1.4	10.3	3.5	19.6	6.3	41.4	13.5
Stramit	1.6	1.5	3.2	3.1	1.0	0.6	2.1	2.0	-	0.1	0.7	0.2
Insulation	0.7	0.7	1.3	1.4	1.1	0.1	1.8	0.8	2.3	1.7	3.9	3.5
	16.6	13.6	33.1	26.8	14.4	5.6	25.9	12.4	22.4	8.4	46.8	17.8
Corporate activities	0.1	-	0.2	0.1	0.1	0.1	0.1	0.1	-	-	-	-
	16.7	13.6	33.3	26.9	14.5	5.7	26.0	12.5	22.4	8.4	46.8	17.8

(b) Geographic segment

	Depreciation & Amortisation				Capital Expenditure				Export Revenue			
	Consolidated 3 mths to 31 Dec 2001	Consolidated 3 mths to 31 Dec 2000	Consolidated 6 mths to 31 Dec 2001	Consolidated 6 mths to 31 Dec 2000	Consolidated 3 mths to 31 Dec 2001	Consolidated 3 mths to 31 Dec 2000	Consolidated 6 mths to 31 Dec 2001	Consolidated 6 mths to 31 Dec 2000	Consolidated 3 mths to 31 Dec 2001	Consolidated 3 mths to 31 Dec 2000	Consolidated 6 mths to 31 Dec 2001	Consolidated 6 mths to 31 Dec 2000
Australia & New Zealand	13.9	10.1	26.9	20.6	11.1	3.1	18.9	8.5	0.5	0.2	0.9	0.4
North America	2.8	3.5	6.3	6.1	3.4	2.6	7.0	3.7	1.5	-	2.7	0.1
Indonesia	-	-	0.1	0.1	-	-	0.1	0.3	0.5	0.7	0.9	1.1
Singapore	-	-	-	0.1	-	-	-	-	19.5	7.2	41.5	15.8
North & South East Asia	-	-	-	-	-	-	-	-	0.3	-	0.5	-
Middle East	-	-	-	-	-	-	-	-	0.1	0.3	0.3	0.4
Africa	-	-	-	-	-	-	-	-	-	-	-	-
	16.7	13.6	33.3	26.9	14.5	5.7	26.0	12.5	22.4	8.4	46.8	17.8

Nature of Operations

The nature of the economic entity's operations are as follows:

Rocla – manufacture of concrete products, pipe and precasts, quarrying and construction materials

Laminex – manufacture and distribution of timber board and pressure laminated surface products

Stramit – manufacture and distribution of metal roofing and building products

Insulation – manufacture and distribution of glasswool and foil insulation products.

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. *Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP)*

These consolidated financial statements have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"). Australian GAAP differs in some significant respects to US generally accepted accounting principles ("US GAAP"). Differences which have a significant effect on consolidated net income and shareholders equity are as follows:

Statement of Financial Performance	Unaudited Consolidated 3 mths to 31 December		Unaudited Consolidated 6 mths to 31 December	
	2001	2000	2001	2000
	(A$ in millions)			
Net profit/(loss) attributable to members of Amatek Industries Pty Limited	4.4	2.7	4.8	2.9
Approximate adjustments required to accord with US GAAP:				
Depreciation of plant & equipment previously written back	(0.2)	(0.5)	(0.4)	(1.0)
Amortisation of goodwill	(0.4)	(0.1)	(0.9)	(0.2)
Amortisation of tradenames	(4.5)	(4.5)	(9.2)	(9.0)
Amortisation of borrowing costs previously written back	(0.1)	(0.1)	(0.2)	(0.2)
Loss on derivatives	3.2	-	(8.5)	-
Adjustment to restate fair value of derivatives at 30 June 2001	(18.1)	-	(18.1)	-
Pushdown costs	(0.8)	(3.2)	(15.4)	(23.3)
Taxation	4.9	3.1	15.2	12.0
	(16.0)	(5.3)	(37.5)	(21.7)
Net profit/(loss) according to US GAAP	(11.6)	(2.6)	(32.7)	(18.8)

	Unaudited Consolidated 31 December 2001	Audited Consolidated 30 June 2001
Shareholders Equity as Reported	381.3	377.2
Approximate adjustments required to accord with US GAAP:		
Goodwill	34.3	35.2
Tradenames	67.0	74.0
Other intangibles	(3.1)	(3.1)
Property, plant and equipment	8.3	8.7
Pension plans	22.0	22.0
Derivatives	(3.6)	23.0
Capitalised borrowing costs	2.5	2.7
Recognition of equity component of debt	8.7	9.2
Deferred tax liability	(141.0)	(150.6)
	(4.9)	21.1
Approximate Adjusted Equity According to US GAAP	376.4	398.3

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

The following is a summary of the significant adjustments made to the financial statements to reconcile the Australian results with US GAAP.

(a) - Contributions to Pension Plans

The economic entity charges against income the contributions made to pension plans as and when they are paid. Where the pension plans are in surplus a reduced contribution is charged against income. Under US GAAP the net periodic pension cost is charged against income in accordance with US Statement of Financial Accounting Standards No. 87.

On acquisition as required by APB 16 the pension asset is restated to fair value and a corresponding adjustment made to reduce goodwill on acquisition.

(b) - Other intangibles and deferred costs

For Australian GAAP certain costs such as research and development have been capitalised and are amortised over the period in which the entity is to receive the benefits. Under US GAAP these costs would be expensed as incurred.

For Australian GAAP professional fees relating to the refinancing are expensed as unusual items. For US GAAP those fees where they are directly attributable to the refinancing should be deferred and amortised over the loan term using the effective yield method.

(c) - Amortisation of intangibles

In accordance with Australian GAAP goodwill should be amortised over the period in which benefits are expected to be generated. This period cannot exceed 20 years. Goodwill is presently being amortised over 20 years. Tradenames have not been amortised as management believes that they have an indefinite life.

For US GAAP all intangible assets should be amortised over the periods estimated to benefit from the asset on a straight line basis. The period of amortisation would be determined by reference to pertinent factors, however, the amortisation period should not exceed 40 years. For the Economic Entity this period is estimated to be 20 years.

d) - Income Tax

In accounting for purchase transactions, US GAAP requires that deferred tax assets and liabilities be raised in respect of the difference between the tax basis of assets acquired and liabilities assumed, and their fair values. No such deferred adjustments are required under Australian GAAP. The creation of these tax balances under US GAAP will therefore impact the resultant goodwill on acquisition where the fair value of the asset or liability was determined on a pre tax valuation basis or the specific asset or liability where the fair value was determined on a net of tax valuation basis. The resulting adjustment is amortised over the estimated period of future benefits.

(e) - Cash and Cash Equivalents

For Australian GAAP cash flow purposes, cash is defined to be amounts convertible to cash within two business days net of bank overdrafts. Under US GAAP, cash and cash equivalents include items readily converted to cash within three months on acquisition, while bank overdrafts are treated as a financing. For December 2000 and December 2001 there is no difference for either AGAAP or USGAAP as there is no bank overdraft. Cash as at 31 December 2000 was A$46.9 million and 31 December 2001 was A$32.7 million.

16

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(f) - Unusual Items

Under Australian GAAP unusual charges and gains were taken to the statement of financial performance in the period to 31 December 2000 and 31 December 2001 for unrealised foreign exchange losses on unhedged loans and gains on disposal of non current assets.

Under US GAAP these losses and gains have been presented as non operating expenses/income.

(g) – Other Revenues from Ordinary Activities

Under Australian GAAP, the proceeds from sale of non-current assets are disclosed gross in other revenues from ordinary activities.

Under US GAAP, the net gain on sale of non-current assets is disclosed in operating or non-operating income as appropriate. The proceeds from sale of non-current assets are disclosed in the statement of cash flow.

(h) - Parent Entity Costs

Under U.S. GAAP where costs are incurred on behalf of a Company by its parent, the Securities and Exchange Commission's *Staff Accounting Bulletin* 1:B *requires that those costs be pushed down within the* results of the Company. For the 3 and 6 months ended 31 December, 2000 the parent entity Amatek Holdings Limited had unrealised foreign exchange gain of (A$3.1) million and loss of (A$11.4) million respectively in relation to its Discount Loan. For the 3 and 6 months ended 31 December 2001 the parent entity Amatek Holdings Limited had unrealised foreign exchange gain of (A$6.9) million and loss of (A$0.2) million respectively in relation to its Discount Note Facility. For the 3 and 6 months ended 31 December, 2000 the parent entity Amatek Holdings Limited had bond redemption premiums of (A$0.2) million and (A$0.4) million respectively. For the 3 and 6 months ended 31 December 2001 the parent entity Amatek Holdings Limited had bond redemption premiums of (A$0.2) and (A$0.4) respectively. For the 3 and 6 months ended 31 December 2000 the parent entity Amatek Holdings Limited had interest costs of (A$6.0) million and (A$11.4) million respectively. For the 3 and 6 months ended 31 December 2001 the parent entity Amatek Holdings Limited had interest costs of (A$7.5) and (A$14.8) which have been pushed down into the results of the Company. For the 3 and 6 months period to 31 December, 2001 the net effect of costs incurred in the parent entity Amatek Holdings Limited requiring pushdown was a charge to income of (A$0.8) million and (A$15.4) million respectively. Refer the US GAAP Statement of Operations in note 9. These expenses reflect non-cash expenses and the Company has no obligation to pay them. There is no adjustment to the Company's net assets as those costs are offset by a parent entity equity contribution.

(i) - Recent Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after 30 June 2001.

AMATEK INDUSTRIES PTY LIMITED

9.   Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(i) - Recent Pronouncements (continued)

SFAS No. 142 no longer permits the amortisation of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortised over their useful lives and reviewed for impairment in accordance with SFAS No. 121. We are required to adopt SFAS No. 142 effective 1 July 2002.

We are currently evaluating our intangible assets in relation to the provisions of SFAS No. 142 to determine the impact, if any, the adoption of SFAS No. 142 will have on our results of operations or financial position as disclosed in our reconciliation with US GAAP.

(i) - Recent Pronouncements (continued)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We are required to adopt SFAS No. 143 effective 1 July 2002.

We are currently evaluating our asset retirement obligations in relation to the provisions of SFAS No. 143 to determine the impact, if any, the adoption of SFAS No. 143 will have on our results of operations or financial position as disclosed in our reconciliation with US GAAP.

(j) - Derivative financial instruments

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 7, "Financial Instruments".

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9.   Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(j) - Derivative financial instruments

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Effective 1 July 2000, we adopted SFAS 133 in the reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP). At 30 June 2001 the cumulative effect of adopting SFAS 133 was A$16.1 million, net of tax. We have reviewed the methods and procedures for adopting SFAS 133 and have
reassessed the fair values recorded at 30 June 2001. Consequently, a net of tax adjustment of A$12.7 million has been reflected as a charge to income in the US GAAP Statement of Operations to restate the fair values.

The Company enters into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to the purchase of finished good, raw materials and capital equipment and the sale of inventory. Under AGAAP, realized gains and losses on termination of these hedges are recognized in either the cost basis of the goods acquired or sold.

The Company is not able to identify specific forward foreign exchange contracts with specific firm commitments to satisfy the documentation and designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognized in earnings for US GAAP purposes. There has been no change in fair value in the three and six month period to 31 December 2001.

The Company enters into interest rate swaps, collars and swaptions to hedge our exposure to interest rate risk relating to our secured borrowings. The Company has not satisfied the documentation and effectiveness criteria required under SFAS 133 to account for the interest rate swaps, collars and swaptions as hedges of the underlying borrowings. As a result, changes in the fair value of these interest rate swaps, collars and swaptions are required to be recognised in earnings for USGAAP purposes. For the three and six months ended 31 December 2001 we have recorded a net gain of A$2.3 million and net loss of A$5.9 million respectively in the US GAAP Statements of Operations for changes in fair value of interest rate swap, collar and swaption contracts outstanding at 30 September and 31 December 2001 respectively.

The Company has purchased a series of 6 options whereby it has the right but not the obligation to sell US$1.8 million per month from January 2002 to June 2002 at an exchange rate of US$0.5400. The Company has also sold a series of 6 options whereby it has the obligation to sell US$0.6 million per month from January 2002 to June 2002 at an exchange rate of US$0.4982. The purpose of this strategy is to protect US$ export earnings from rises in the A$/US$ exchange rate. The impact of the net gain from these options was insignificant.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9.   Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(k) - Segment Reporting

For Australian GAAP segment reporting goodwill held at higher levels of the Company's consolidation has been allocated to the individual operating units even though the goodwill is not reported within the operating units financial or management reports. For US GAAP as the enterprise goodwill is not allocated in any report which the chief decision maker utilises to assess performance, goodwill would not be allocated for segment reporting purposes. Consequently, the goodwill disclosed as being applicable to the various business segments would not have been allocated to those segments for US GAAP purposes. Instead, it would be allocated to Corporate.

(l) - Notes to the Adjusted Shareholders' Equity

The subordinated notes contain a right to the shareholders equity of Amatek Holdings Limited which is to be settled at the discretion of Amatek Holdings Limited and Amatek Industries Pty Limited either in cash or in shares. In accordance with APB No. 14 and EITF96–13 the value of the equity right is required to be treated as an equity instrument and be recognized in shareholders' equity. For US GAAP the value ascribed to that right on issue was A$11.9 million and it has been transferred to other equity and over the term of the bond interest accretes on the effective yield method to rebuild the loan. No such charge is recognised for AGAAP.

(m) - Executive Share Plan

Amatek Holdings SA has made available shares to various executives. There is a difference in compensation accounting between Australian and US GAAP where equity instruments of the ultimate parent are made available to executives of the company and the fair value of those instruments exceeds the issue price. As the fair value did not exceed the issue price, no charge has been pushed down into the financial statements for US GAAP purposes

AMATEK INDUSTRIES PTY LIMITED

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

US GAAP Statement of Operations

The US GAAP captioned Income Statement is as follows:	Consolidated 3 mths to 31 December		Consolidated 6 mths to 31 December	
	2001	2000	2001	2000
	(A$ in millions)			
Net sales	373.0	278.7	752.3	570.2
Cost of sales	(245.1)	(180.0)	(499.4)	(363.9)
Gross margin	127.9	98.7	252.9	206.3
Other operating costs				
- Selling, general and administration	103.7	77.0	203.8	157.3
Operating income	24.2	21.7	49.1	49.0
Non operating income				
- gain / (loss) on disposal of non current assets	(1.2)	-	0.1	-
- system integration costs	(1.2)	-	(1.2)	-
- foreign exchange gain / (loss)	3.7	2.3	(0.1)	(9.9)
- push down foreign exchange gain / (loss)	6.9	3.1	(0.2)	(11.4)
- push down bond redemption premium	(0.2)	(0.2)	(0.4)	(0.4)
- push down interest costs	(7.5)	(6.0)	(14.8)	(11.4)
- loss on derivatives	(14.9)	-	(26.6)	-
- general borrowing costs	(0.1)	(0.1)	(0.2)	(0.2)
- net interest expense	(23.3)	(20.7)	(46.8)	(40.6)
Net income / (loss) from operations before income tax	(13.6)	0.1	(41.1)	(24.9)
Income tax expense / (credit)	(2.0)	2.7	(8.4)	6.1
Net loss	(11.6)	(2.6)	(32.7)	(18.8)
Comprehensive income				
- net income (loss)	(11.6)	(2.6)	(32.7)	(18.8)
- deferred translation adjustment	(1.0)	(0.3)	(0.7)	3.4
Total	(12.6)	(2.9)	(33.4)	(15.4)
Accumulated other comprehensive income				
- opening balance	4.2	3.7	3.9	-
- current period	(1.0)	(0.3)	(0.7)	3.4
- closing balance	3.2	3.4	3.2	3.4

AMATEK INDUSTRIES PTY LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim financial statements and notes thereto as attached.

Our financial statements have been prepared in accordance with Australian generally accepted accounting principles ("AGAAP") which differs in certain significant respects from U.S. generally accepted accounting principles ("US GAAP"). The most significant difference s between AGAAP and US GAAP as they relate to our results for the three months and six months to December 31, 2001 and 2000 respectively are described in Note 9 to the unaudited interim fmancial statements attached. Our financial year end is June 30, ther efore the results being presented for the three months to December 31, 2001 and the six months ended December 31, 2001 and the corresponding periods in 2000 are referred to as the second quarter and the half year respectively. The balance sheet as at June 30, 2001 is derived from our audited financial statements. These unaudited interim financial statements should be read in conjunction with our audited financial statements filed on Form 20 -F for the period ended June 30, 2001.

BACKGROUND OF AMATEK

We are a diversified building products company that manufactures and distributes a broad range of concrete construction products, roll -formed steel products, laminated and decorated board products, raw boards and insulation products. We supply building products to the principal segments of the Australian building and construction industry, consisting of the residential, non -residential and civil engineering segments. We also supply concrete construction and corrugated steel pipe products to the residential, non-residential and civil engineering segments of the United States building and construction industry. We operate over 75 manufacturing facilities in Australia, one manufacturing facility in New Zealand, 19 manufacturing facilities in the United States and 2 manufacturing facilities in Southeast Asia.

Our operations are comprised of three major business units:

- concrete construction products and corrugated steel pipe products, which we call "Rocla";
- roll-formed steel products, which we call "Stramit"; and
- laminated and decorated board products and raw boards, which we call "Laminex".

We also operate a glasswool and foil insulation business unit, which we call "Insulation".

Within Australia, we have a diversified customer base which includes:

- companies using Rocla's products which are engaged in building and constructing single and multi-family housing developments, commercial projects and civil engineering projects,
- companies which use Stramit's roll -formed steel products in the construction of roofi ng and wall cladding, rainwater goods, flashings and shed manufacturers,
- trade buyers and individuals which use Laminex's products and
- home builders, contractors and roofing manufacturers which use Insulation's glasswool and foil insulation products.

22

AMATEK INDUSTRIES PTY LIMITED

Within the United States we primarily sell our pipeline products to civil engineering, commercial and residential construction customers and our concrete railroad ties to Amtrak, the Burlington Northern Santa Fe Railroad Company and regional transit aut horities. In fiscal 2001, no customer accounted for more than 4% of our sales revenue.

RECENT DEVELOPMENTS

There have been no material developments during the six months ended December 31, 2001

EXCHANGE RATES

Our attached financial statements and M anagement's Discussion and Analysis of Financial Condition and Results of Operations have been presented in Australian Dollars ("A$").

The following table sets out for the periods and dates indicated, the rate of exchange of A$1.00 into US dollars ("USD" or "US$").

Period ended	At Period End	Average Rate[1]	High	Low
		(all figures in US$ per A$1.00)		
Year ended December 31, 1997	0.6515	0.7385	0.7978	0.6490
January 1, 1998 through May 1, 1998	0.6520	0.6693	0.6868	0.6347
May 2, 1998 through December 31, 1998	0.6123	0.6105	0.6457	0.5720
January 1, 1999 through June 30, 1999	0.6380	0.6438	0.6712	0.6179
Year ended June 30, 1999	0.6611	0.6248	0.6712	0.5550
Year ended June 30, 2000	0.5971	0.6238	0.6703	0.5585
Year ended June 30, 2001	0.5100	0.5320	0.5996	0.4828
Three months ended December 31, 2001	0.5106	0.5116	0.5217	0.4923
Six months ended December 31, 2001	0.5106	0.5125	0.5362	0.4841
Month			High	Low
July 2001			0.5162	0.5048
August 2001			0.5362	0.5103
September 2001			0.5230	0.4841
October 2001			0.5139	0.4923
November 2001			0.5217	0.5076
December 2001			0.5201	0.5047

[1] The average of the exchange rates on the last business day of each month during the period.

AMATEK INDUSTRIES PTY LIMITED

RESULTS OF OPERATIONS

	3 months to 31 December		6 months to 31 December	
	2001	2000	2001	2000
RESULTS BY BUSINESS UNIT	(A$ in millions)		(A$ in millions)	
Sales				
Rocla	109.0	97.2	226.7	204.3
Stramit	93.6	72.7	184.8	143.5
Laminex	151.5	91.4	303.3	186.8
Insulation	18.9	17.4	37.5	35.6
Total sales revenue	373.0	278.7	752.3	570.2
Other operating revenue	2.7	4.9	16.1	7.0
Total Group operating revenue	375.7	283.6	768.4	577.2
Profit (loss) from ordinary activities				
Profit (loss) from ordinary activities before Unusual items[1] and corporate charges:				
Rocla	12.9	13.2	31.1	28.7
Stramit	5.0	4.1	7.9	8.4
Laminex	12.2	11.4	22.9	23.8
Insulation	(0.7)	(1.5)	(1.6)	(1.1)
Sub total business units	29.4	27.2	60.3	59.8
Corporate charges	-	(0.4)	(0.6)	(0.6)
Total Group.	29.4	26.8	59.7	59.2
Unusual items	1.2	2.4	(1.3)	(9.8)
Operating profit	30.6	29.2	58.4	49.4
EBITDA before unusual items[2]				
EBITDA before corporate charges and unusual items:				
Rocla	19.5	19.3	44.2	40.7
Stramit	6.6	5.6	11.1	11.5
Laminex	19.9	16.7	38.4	34.1
Insulation	0.0	(0.8)	(0.3)	0.3
Sub total business units	46.0	40.8	93.4	86.6
Corporate charges	0.1	(0.4)	(0.4)	(0.5)
EBITDA before unusual items	46.1	40.4	93.0	86.1
RESULTS BY GEOGRAPHIC REGION				
Sales Revenue:				
Australia and New Zealand	317.0	223.2	630.6	449.7
United States	55.4	53.1	120.3	115.2
Other	0.6	2.4	1.4	5.3
Sales Revenue	373.0	278.7	752.3	570.2
Profit (loss) from ordinary activities				
Australia and New Zealand	21.9	18.9	41.3	40.7
United States	7.5	8.1	18.6	18.8
Other	0.0	(0.2)	(0.2)	(0.3)
Profit from ordinary activities before unusual items	29.4	26.8	59.7	59.2
EBITDA before unusual items[2]				
Australia and New Zealand	35.1	29.0	67.5	61.3
United States	11.0	11.6	25.6	24.9
Other	0.0	(0.2)	(0.1)	(0.1)
EBITDA before unusual items	46.1	40.4	93.0	86.1

(1)   "Unusual items" are items of revenue or expense from ordinary activities disclosed in the notes to the consolidated financial statements of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity. These items were previously captioned as "abnormal items" in the A GAAP profit and loss statement.

(2)   "EBITDA before unusual items" is defined as operating profit before net interest expense, income taxes, depreciation, amortization and other items which are classified as unusual items under A GAAP (or the equivalent asset impairment, reorganization costs and foreign exchange losses under US GAAP). The indentures for the notes contain covenants based on calculations of EBITDA and the ratio of EBITDA to our consolidated fixed charges, adjusted as described in the indentures. EBITDA before unusual items is used as a measure of financial performance by excluding certain variables that affect operating profits but which may not directly relate to all financial aspects of the operations of a company. EBITDA before unusual items is not a measure of operating income, operating performance or liquidity under Australian GAAP or US GAAP. EBITDA before unusual items is not intended to represent cash flow from operations under A GAAP or US GAAP and should not be used as an alternative to operating profit or net income as an indicator of operating performance.

We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. We believe that EBITDA before unusual items can assist in comparing our performance between periods on a consistent basis without the effects of depreciation and amortization, which have varied significantly due to asset write-downs by BTR and fair value adjustments at the time of acquisition. EBITDA before unusual items excludes the effects of the unusual items discussed in more detail below. These unusual items are non-operating or non-recurring costs. We believe that the exclusion of these unusual items assists the comparison of our results on a consistent basis.

Three months ended December 31, 20 01 compared to three months ended December 31, 2000

Consolidated Results

Sales revenue. Our sales revenue from continuing operations of A$373.0 million for the three months ended December 31, 2001 represented a A$94.3 million or 33.8% increase from our sales revenue from continuing operations of A$278.7 million for the three months ended December 31, 2000. Sales revenue for the three months ended December 31, 2001 included A$51.4 million attributable to the acquisition of Wesfi within the Laminex bus iness segment on February 27, 2001 and approximately A$11.0 million attributable to the acquisition of Creeks Metal Industries within the Stramit business segment on April 12, 2001.

Excluding the impact of acquisitions, our sales revenue from continuing operations represented a A$31.9 million or 11.4% increase over our sales revenue from continuing operations for the three months ended December 31, 2000. Rocla sales revenue increased by 12.1%, Stramit sales revenue increased by 28.7% after acquisitions (13.6% before acquisitions), Laminex sales revenue increased by 65.8% after acquisitions (an increase of 9.5% before acquisitions) and Insulation sales revenue increased by 8.6%.

There are some signs of improved economic activity in Australia. Total hou sing approvals in Australia increased by 42% in the three months ended December 31, 2001 compared to the three months ended December 31, 2000. The figures for the three months to December 2000 were among the lowest on record, as a result of the introducti on of the Goods and Services Tax in July 2000 and the resultant economic downturn. The current quarter results reflect some impact of the upturn in housing approvals of the previous quarter.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales revenue of A$2.1 million within Rocla during the three months ended December 31, 2001 compared to the three months ended December 31, 2000.

Profit from ordinary activities after unusual items. Our profit from ordinary activities after unusual items of A$30.6 million for the three months ended December 31, 2001 represented a A$1.4 million or 4.8% increase from the corresponding period in 2000. Included in the result for the three months ended December 31, 2001 were unusual items totaling a gain of A$1.2 million compared to unusual items totaling a gain of A$2.4 million in the three months ended December, 2000.

25

AMATEK INDUSTRIES PTY LIMITED

Our unusual items for the three months ended December 31, 2001 consisted of unrealised for eign exchange gains on translation of U.S. dollar denominated debt of A$3.6 million, partially offset by costs of integrating the Creeks acquisition A$1.2 million and losses on disposal of surplus properties A$1.2 million.

Profit from ordinary activitie s before unusual items. Our profit from ordinary activities before unusual items from continuing operations of A$29.4 million for the three months ended December 31, 2001 represented a A$2.6 million or 9.7% increase compared to the corresponding period in 2000. Acquisitions contributed approximately A$4.7 million additional profit from ordinary activities before unusual items in the three months ended December 31, 2001 result. Before acquisitions, our profit from ordinary activities decreased by A$2.1 mi llion or 7.8% in the three months ended December 31, 2001 compared to the three months ended December 31, 2000. Depreciation and amortization charges increased by A$3.1 million principally as a result of the Wesfi acquisition.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in operating profit of A$0.3 million for the three months ended December 31, 2001 compared to the corresponding period in 2000.

EBITDA before unusual items. Our EBITDA (a fter corporate charges and before unusual items) from continuing operations of A$46.1 million represented a A$5.7 million or 14.1% increase from the corresponding period in 2000. Acquisitions contributed approximately A$6.9 million additional EBITDA in th e three months ended December 31, 2001 result. Before acquisitions, our EBITDA decreased by 3% in the three months ended December 31, 2001 compared to the three months ended December 31, 2000.

EBITDA as a percentage of sales revenue from continuing ope rations was 12.4% for the three months ended December 31, 2001, a decrease from 14.5% for the three months ended December 31, 2000. The decrease was principally due to the impact of lower margins in the existing businesses and the acquired Wesfi business as a result of the cyclical downturn in Australia and a higher proportion of export sales within Laminex at lower margins than the overall Laminex product mix.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$0.4 million for the three months ended December 31, 2001 compared to the corresponding period in 2000.

Rocla

Sales revenue. Rocla's sales revenue of A$109.0 million for the three months ended December 31, 2001 represented a A$11.8 million or 12.1% increase from Rocla's sales revenue of A$97.2 million for the three months ended December 31, 2000.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales revenue of A$2.1 million in the three months ended December 31, 2001 compared to the corresponding period in 2000. In the United States, Choctaw sales in USD were 7.8% above the prior year. Sales exceeded prior year levels mainly due to increased shipments in Mississippi where volume was reduced in the prior year due to DOT funding issues. Sales in Rocla Concrete Tie Inc. in the United States declined by 15.8% compared to the corresponding period in the prior year mainly due to the reduced volume to BNSF in the Western Re gion.

In Australia, sales in the Pipeline Products business were 20% above the corresponding quarter in 2000, with a 34.0% increase in sales in the housing subdivision sector due to the improvement in housing approvals and 147% increase in Concrete Tie sales due to the resumption of a state rail contract in New South Wales. All other market segments in the Pipeline Products business showed little movement on prior year. Sales in the Concrete Materials business increased by 11.9% on the corresponding quarter in 2000 due to a recovery in the building industry. The increase was across all regions. Pavers & Masonry sales increased by 21.1% over the corresponding quarter last year due to stronger demand in Commercial projects and improved demand in Retail Mar kets in New South Wales and South Australia.

AMATEK INDUSTRIES PTY LIMITED

Profit from ordinary activities before unusual items. Rocla's profit from ordinary activities before unusual items and corporate charges of A$12.9 million for the three months ended December 31, 2001 represented a A$0.3 million or 2.3% decrease from the corresponding period in 2000.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in reported profit of A$0.3 million in the three months ended December 31, 2001 compared to the corresponding period in 2000. Choctaw's profit from ordinary activities (in USD terms) was slightly above the prior year due to an increase in sales volume partly offset by an increase in depreciation and amortization charges associated with the significant plant upgrades undertaken recently. Rocla Concrete Tie's profit (in USD terms) was 56% below the prior year due to decreased volumes in BNSF and AMTRAK

In Australia, Pipeline Products and Pavers & Masonry operating profit reflects improved sales volumes. Concrete Materials operating profit decreased due to lower Landfill income and reduced contribution from Joint Venture operations.

Depreciation and amortization charges increased by A$0.5 million, principally as a result of the impact of exchange rates on the translation of U.S. depreciation and increased depreciation in Choctaw related to capital expenditure projects.

EBITDA before unusual items and corporate charges. Rocla's EBITDA before unusual items, and corporate charges of A$19.5 million represented a A$0.2 million or 1% increase from the corresponding period in 2000. Rocla's EBITDA before unusual items and corporate charges as a percentage of sales decreased from 19.9% in the three months ended December 31, 2000 to 17.9% in the three months ended December 31, 2001 due to competitive pricing pressures in Pipeline Australia, reduced volumes in RCTI and lower non sales related income in Concrete Materials.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$0.4 million for the three months ended December 31, 2001 compared to the corresponding period in 2000.

Stramit

Sales revenue. Stramit's sales revenue of A$93.6 million for the three months ended December 31, 2001 represented a A$20.9 million or 28.7% increase from Stramit's sales revenue of A$72.7 million for the three months ended December 31, 2000.

The acquisition of Creeks Metal Industries on April 12, 2001 added sales revenue of approximately A$11.0 million in the three months ended December 31, 2001 result. Stramit's sales volumes in the three months ended December 31, 2001 compared favourably to the three months ended December 31, 2000, mainly as result of the improved residential housing construction activity and a significant new customer in the shed market segment.

Profit from ordinary activities before unusual items and corporate charges . Stramit's profit from ordinary activities before unusual items and corporate charges of A$5.0 million for the three months ended December 31, 2001 was A$0.9 million or 22% higher than the corresponding period in 2000. Stramit's depreciation and amortization expense of $1.6 million for the three months ended December 31, 2001 was A$0.1 million higher than the corresponding period in 2000. The increase in profit was attributable to cost savings which more than offset reduced margins resulting from competitive pricing in the industry. The acquisition of Creeks Metal Industries contributed A$0.3 million to profit during the three months ended December 31, 2001.

EBITDA before unusual items and corporate charges . Stramit's EBITDA before unusual items and corporate charges of A$6.6 million for the three months ended December 31, 2001 represented a A$1.0 million or 17.9% increase from the corresponding period in 2000. Stramit's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 7.7% for the three months ended December 31, 2000 to 7.1% for the three months ended December 31, 2001. This was principally due to competitive pricing in the industry and lower margins in the acquired Creeks Metal Industries business.

27

AMATEK INDUSTRIES PTY LIMITED

Laminex

Sales revenue. Laminex's sales revenue of A$151.5 million for the three months ended December 31, 2001 represented a A$60.1 million or 65.8% increase over Laminex's sales revenue of A$91.4 million for the three months ended December 31, 2000. A$51.4 million of the increase in sales revenue was attributable to the acquisi tion of Wesfi Ltd. on February 27, 2001. Before acquisitions, sales revenue increased by 9.5%.

Domestic sales revenue (excluding acquisitions) increased by approximately 7.4% as a result of the housing upturn in the Australian market. Export sales reven ue increased by 30% (mainly MDF) into Asia, due to improved demand.

Profit from ordinary activities before unusual items and corporate charges . Laminex's profit from ordinary activities before unusual items and corporate charges of A$12.2 million for the three months ended December 31, 2001 represented a A$0.8 million or 7% increase from the corresponding period in 2000.

The acquisition of Wesfi added profit from ordinary activities of A$4.4 million to the result for the three months ended December 3 1, 2001. Before the impact of acquisitions, Laminex's profit from ordinary activities decreased by A$3.6 million or 31.6% from the three months ended December 31, 2000. The benefit of increased sales volume was offset by material cost increases, particul arly on imported paper and resins due to the weak Australian dollar, that have not yet been recovered in selling prices at this stage of the cyclical recovery and lower selling prices on export sales products plus additional costs associated with brand ra tionalisation and integration after the Wesfi acquisition.

Depreciation and amortization expense increased by A$2.4 million principally due to depreciation and goodwill amortization on the Wesfi acquisition.

EBITDA before unusual items and corporate charges. Laminex's EBITDA before unusual items and corporate charges of A$19.9 million for the three months ended December 31, 2001 represented a A$3.2 million or 19.2% increase from the corresponding period in 2000. The acquisition of Wesfi added EBITDA of A$6.5 million in the three months ended December 31, 2001. Before the impact of acquisitions, Laminex's EBITDA decreased by A$3.3 million or 19.8% from the three months ended December 31, 2000. Laminex's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 18.3% in the three months ended December 31, 2000 to 13.1% for the corresponding period in 2001. The decrease was principally due to the reduced margins on domestic sales, change in mix of sales towards exported products and the impact of lower margins in the acquired Wesfi business.

Insulation

Sales revenue. Insulation's sales revenue of A$18.9 million for the three months ended December 31, 2001 represented a A$1.5 million or 8.6% increase from In sulation's sales revenue of A$17.4 million for the three months ended December 31, 2000.

Insulation's sales volumes in the three months ended December 31, 2001 reflected an increase in demand for foil and glasswool products compared to the corresponding three months ended December 31, 2000.

Profit(loss) from ordinary activities before unusual items and corporate charges . Insulation's operating loss from ordinary activities before unusual items and corporate charges of A$0.7million for the three months ended December 31, 2001 represented a A$0.8 million improvement from a loss of A$1.5 million during the corresponding period in 2000.

AMATEK INDUSTRIES PTY LIMITED

Insulation was impacted by the loss of gross margins from reduced prices due to increased competition within the insulation industry. Costs of imported raw materials also increased as a result of the weak Australian dollar.

EBITDA before unusual items and corporate charges . Insulation's break-even EBITDA before unusual items and corporate charges for the thre e months ended December 31, 2001 was a A$0.8 million improvement on the corresponding period in 2000.

Six months ended December 31, 2001 compared to Six months ended December 31, 2000

Consolidated Results

Sales revenue. Our sales revenue from contin uing operations of A$752.3 million for the six months ended December 31, 2001 represented a A$182.1 million or 31.9% increase from our sales revenue from continuing operations of A$570.2 million for the six months ended December 31, 2000. Sales revenue for the six months ended December 31, 2001 included A$105.6 million attributable to the acquisition of Wesfi on February 27, 2001 and approximately A$22.0 million attributable to the acquisition of Creeks Metal Industries within the Stramit business segment on April 12, 2001.

Excluding the impact of acquisitions, our sales revenue from continuing operations represented a A$54.5 million or 9.6% increase from our sales revenue from continuing operations in the six _months ended December 31, 2000. Rocla sales revenue increased by 11%, Stramit sales revenue increased by 28.8% after acquisitions (13.4% before acquisitions), Laminex sales revenue increased by 62.4% after acquisitions (an increase of 5.8% before acquisitions) and Insulation sales revenue increased by 5.3%.

The Australian businesses were impacted by an upturn in the housing market. Total housing approvals in Australia increased by 48% in the six months ended December 31, 2001 compared to the six months ended December 31, 2000. However, due to the delay in translation of approvals into housing commencements, the increase has not been fully reflected in the results for the current six months.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales revenue of A$8.8 million within Rocla during the six months ended December 31, 2001 compared to the six months ended December, 2000.

Profit from ordinary activities after unusual items. Our profit from ordinary activities after unusual items of A$58.4 million for the six months ended December 31, 2001 represented a A$9.0 million or 18.2% increase from the corresponding period in 2000. Included in the result for the six months ended December 31, 2001 were unusual items totaling a loss of A$1.3 million compared to unusual items totaling a loss of A$9.8 million in the six months ended December, 2000.

Our unusual items for the six months ended December 31, 2001 consisted of unrealised foreign exchange losses on translation of U.S. dollar denomi nated debt of A$0.1 million and costs of integrating the Creeks acquisition of $1.2 million.

AMATEK INDUSTRIES PTY LIMITED

Profit from ordinary activities before unusual items. Our profit from ordinary activities before unusual items from continuing operations of A$5 9.7 million for the six months ended December 31, 2001 represented a A$0.5 million or 0.8% increase compared to the corresponding period in 2000. Acquisitions contributed approximately A$9.3 million additional profit from ordinary activities before unusual items to the six months ended December 31, 2001 result. Before acquisitions, our profit from ordinary activities decreased by A$8.8 million or 14.9% in the six months ended December 31, 2001 compared to the six months ended December 31, 2000. Depreciat ion and amortization charges increased by A$6.4 million principally as a result of the Wesfi acquisition and the impact of exchange rates on the translation of U.S. depreciation.

The impact of exchange rates on the translation of the results of U.S. op erations resulted in an increase in operating profit of A$1.4 million for the six months ended December 31, 2001 compared to the corresponding period in 2000.

EBITDA before unusual items. Our EBITDA (after corporate charges and before unusual items) from continuing operations of A$93.0 million represented a A$6.9 million or 8% increase from the corresponding period in 2000. Acquisitions contributed approximately A$13.7 million additional EBITDA in the six months ended December 31, 2001 result. Before acquisitions, our EBITDA decreased by 7.9% in the six months ended December 31, 2001 compared to the six months ended December 31, 2000.

EBITDA as a percentage of sales revenue from continuing operations was 12.4% for the six months ended December 31, 2001, a decrease from 15.1% for the six months ended December 31, 2000. The decrease was principally due to the impact of lower margins in the existing businesses and the acquired Wesfi business due to competitive pricing pressures and lower margins as a result of higher input costs which have not yet been reflected in higher prices at this stage of the cyclical recovery in Australia, combined with a higher proportion of export sales within Laminex at lower margins than the overall Laminex product mix.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$1.9 million for the six months ended December 31, 2001 compared to the corresponding period in 2000.

Rocla

Sales revenue. Rocla's sales revenue of A$226.7 million for the six months ended December 31, 2001 represented a A$22.4 million or 11% increase from Rocla's sales revenue of A$204.3 million for the six months ended December 31, 2000.

The impact of exchange rates on the transl ation of results of U.S. operations resulted in an increase in sales of A$8.8 million in the six months ended December 31, 2001 compared to the corresponding period in 2000. In the United States, Choctaw sales in USD were 3% million above the prior year. Sales exceeded prior year levels due to increased shipments in Mississippi partially offset by economic declines in the Tennessee and Alabama regions. Sales in Rocla Concrete Tie Inc. in the United States declined by 20% in USD terms compared to the corres ponding period in the prior year mainly due to the reduced volume to BNSF in the Western Region and the completion of a contract in Panama.

In Australia, sales in the Pipeline Products business were 29.9% higher in the six months ended December 31, 2001 compared to the corresponding period in 2000, with a 34.0% increase in sales in the housing subdivision sector due to the improvement in housing approvals,342% increase in Concrete Tie sales due to the resumption of a state rail contract in New South Wal es and a 12% improvement in Capital Works sales. All other market segments in the Pipeline Products business showed little movement on prior year. Sales in the Concrete Materials business were virtually the same as the corresponding six months in 2000. Pav ers & Masonry sales increased by 14.4% over the corresponding period in 2000 due to the negative impact in the six months to December 31, 2000 of the introduction of the GST and the stronger Commercial sales and improved demand in Retail Markets in the cur rent six month period.

Profit from ordinary activities before unusual items. Rocla's profit from ordinary activities before unusual items and corporate charges of A$31.1 million for the six months ended December 31, 2001 represented a A$2.4 milli on or 8.4% increase from the corresponding period in 2000.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in reported profit of A$1.4 million in the six months ended December 31, 2001 compared t o the corresponding period in 2000. Choctaw's profit from ordinary activities (in USD terms) was slightly below the prior year due to an increase in depreciation and amortization charges associated with the significant plant upgrades undertaken recently. Rocla Concrete Tie's profit (in USD terms) was 36.7% below the prior year due to decreased volumes in the Western and International Regions

In Australia, Pipeline Products and Pavers & Masonry operating profit reflects improved sales volumes. Concrete Materials operating profit decreased due to lower Landfill income and reduced contribution from Joint Venture operations.

Depreciation and amortization charges increased by A$1.1 million, principally as a result of the impact of exchange rates on the translation of U.S. depreciation and increased depreciation in Choctaw related to capital expenditure projects.

EBITDA before unusual items and corporate charges. Rocla's EBITDA before unusual items, and corporate charges of A$44.2 million represented a A$3.5 million or 8.6% increase from the corresponding period in 2000. Rocla's EBITDA before unusual items and corporate charges as a percentage of sales decreased from 19.9% in the six months ended December 31, 2000 to 19.5% in the six months ended December 31, 2001 due to lower non sales related income in Concrete Materials.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$1.9 million for the six months ended December 31, 2001 compared to the corresponding period in 2000.

Stramit

Sales revenue. Stramit's sales revenue of A$184.8 million for the six months ended December 31, 2001 represented a A$41.3 million or 28.8% increase from Stramit's sales revenue of A$143.5 million for the six months ended December 31, 2000. Before acquisitions sales revenue increased by 13.4%.

The acquisition of Creeks Metal Industries on April 12, 2001 added sales revenue of approximately A$22.0 million in the six months ended December 31, 2001 re sult. Stramit's sales volumes in the six months ended December 31, 2001 compared favourably to the six months ended December 31, 2000, mainly as result of the improved residential housing construction activity and a significant new customer in the shed ma rket segment.

Profit from ordinary activities before unusual items and corporate charges . Stramit's profit from ordinary activities before unusual items and corporate charges of A$7.9 million for the six months ended December 31, 2001 was A$0.5 million or 6% lower than the corresponding period in 2000. Stramit's depreciation and amortization expense of $3.2 million for the six months ended December 31, 2001 was A$0.1 million higher than the corresponding period in 2000. The decrease in profit was attributable to reduced margins resulting from competitive pricing in the industry. The acquisition of Creeks Metal Industries contributed A$0.6 million to profit during the six months ended December 31, 2001.

EBITDA before unusual items and corp orate charges. Stramit's EBITDA before unusual items and corporate charges of A$11.1 million for the six months ended December 31, 2001 represented a A$0.4 million or 3.5% decrease from the corresponding period in 2000. Stramit's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 8% for the six months ended December 31, 2000 to 6% for the six months ended December 31, 2001. This was principally due to competitive pricing in the industry and lower margins in t he acquired Creeks Metal Industries business.

Laminex

Sales revenue. Laminex's sales revenue of A$303.3 million for the six months ended December 31, 2001 represented a A$116.5 million or 62.4% increase over Laminex's sales revenue of A$186.8 million for the six months ended December 31, 2000. A$105.6 million of the increase in sales revenue was attributable to the acquisition of Wesfi Ltd. on February 27, 2001. Before acquisitions, sales revenue increased by 5.8%.

Domestic sales revenue (excludi ng acquisitions) increased by approximately 1.5%. Export sales revenue increased by 48.9% (mainly MDF) into Asia, due to improved demand.

Profit from ordinary activities before unusual items and corporate charges . Laminex's profit from ordinary activities before unusual items and corporate charges of A$22.9 million for the six months ended December 31, 2001 represented a A$0.9 million or 3.8% decrease from the corresponding period in 2000.

The acquisition of Wesfi added profit from ordinary activitie s of A$8.7 million to the result for the six months ended December 31, 2001. Before the impact of acquisitions, Laminex's profit from ordinary activities decreased by A$9.6 million or 40.3% from the six months ended December 31, 2000. The benefit of increased sales volume was offset by material cost increases, particularly on imported paper and resins due to the weak Australian dollar, that have not yet been recovered in selling prices at this stage of the cyclical recovery and lower selling prices on exp orted product plus additional costs associated with brand rationalisation and integration after the Wesfi acquisition.

Depreciation and amortization expense increased by A$5.2 million principally due to depreciation and goodwill amortization on the Wesf i acquisition.

EBITDA before unusual items and corporate charges . Laminex's EBITDA before unusual items and corporate charges of A$38.4 million for the six months ended December 31, 2001 represented a A$4.3 million or 12.6% increase from the correspond ing period in 2000. The acquisition of Wesfi added EBITDA of A$12.9 million in the six months ended December 31, 2001. Before the impact of acquisitions, Laminex's EBITDA decreased by A$8.6 million or 25.2% from the six months ended December 31, 2000. Laminex's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 18.3% in the six months ended December 31, 2000 to 12.7% for the corresponding period in 2001. The decrease was principally due to the reduced margins on domestic sales, change in mix of sales towards exported products and the impact of lower margins in the acquired Wesfi business.

Insulation

Sales revenue. Insulation's sales revenue of A$37.5 million for the six months ended December 31, 2001 represented a A$1.9 million or 5.3% increase from Insulation's sales revenue of A$35.6 million for the six months ended December 31, 2000.

Insulation's sales volumes in the six months ended December 31, 2001 reflected an increase in demand for foil and glasswool products compared to the corresponding six months ended December 31, 2000.

AMATEK INDUSTRIES PTY LIMITED

Profit(loss) from ordinary activities before unusual items and corporate charges . Insulation's operating loss from ordinary activities before unusual items and corporate charges of A$1.6 million for the six months ended December 31, 2001 represented a A$0.5 million increase from a loss of A$1.1 million during the corresponding period in 2000.

Insulation was impacted by the loss of gross margins from reduced pri ces due to increased competition within the insulation industry. Costs of imported raw materials also increased as a result of the weak Australian dollar.

EBITDA before unusual items and corporate charges . Insulation's EBITDA loss before unusual items and corporate charges of A$0.3 million for the six months ended December 31, 2001 was a A$0.6 million decrease from an EBITDA of A$0.3 in the corresponding period in 2000.

Liquidity and Capital Resources

We generated net cash flow from operating activities of A$31.4 million in the six months to December 31, 2001 compared to $38.6 million for the corresponding period in 2000. The difference related mainly to the cash outflow from additional net interest payments of A$6.6 due to the refinancing for the Wesfi acquisition.

Capital expenditure in the six months ended December 31, 2001 was A$25.2 million compared to A$12.5 million for the corresponding period in 2000, and consisted principally of normal maintenance, replacement and productivity expenditure. Expenditure in the current six months compared to the corresponding period in 2000 includes A$4.5 million in the acquired businesses, A$2.8 million on rationalisation and integration of facilities and systems, A$2.8 million on a new facility in the U.S. and an additional A$0.5 million on the foreign exchange translation of U.S. operations expenditure.

We had aggregate indebtedness outstanding of A$849.3 million as at December 31, 2001 compared to A$862.4 million as at June 30, 2001. The decrease in debt was due to a scheduled debt repayment of $A5.0 million, voluntary debt repayment of A$10.0 million, partially offset by adverse foreign exchange movements on U.S. dollar denominated debt of A$0.3 million, A$1.2 million paid in kind interest and A$0.4 million in other loans offset

Our indebtedness at December 31, 2001 consisted of (i) A$314.2 million Senior Term Loan A, (ii) A$214.5 million Senior Term Loan B, (iii) US$79.8 million Senior Subordinated Notes (A$156.3 million) and (iv) US$83.3 million Subordinated Notes (A$163.2 million), and (v) other loans of A$1.1 million.

Our credit facility contains covenants which among other things limit our ability to incur additional debt, pay dividends, undertake transactions with affiliates, sell assets, undertake acquisitions, mergers and consolidations, place liens on or otherwise encumber our assets and prepay other debts.

Inflation

The effects of inflation on our financial condition and results of operations were not material during any of the periods presented.

33

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We buy and sell products in several countries, and our costs and revenues are denominated in several currencies. We also borrow money and receive payments in amounts denominated in various currencies, and both amounts borrowed and owed are due at various future times. As a result of our engaging in these activities we are exposed to two principal types of financial market risks: interest rate risk and foreign currency risk. Interest rate risk, broadly defined, is the risk that our cost of funds will rise due to a general increase in interest rates, while amounts we receive as interest payments, and otherwise, will not rise to the same extent or at the same time. Foreign currency risk, broadly defined, is the risk that the value of amounts we are required to spend for our businesses will rise due to a general increase in the value of the currencies in which the amounts are due, while amounts paid to us decrease in relative value because the amounts paid to us are denominated in currencies that have not similarly appreciated.

We have in place principles and policies approved by our board of directors to manage interest rate risk and foreign currency risk. We manage these risks through a variety of means. We operate our business to create natural hedges (which we describe below), where practical. In addition, we enter into transactions, such as forward foreign exchange contracts, forward sales contracts, swaps, caps, collars and other options. We refer to these types of transactions, collectively, with the generic term "hedging".

We use hedging transactions to manage financial market risks, however, hedging transactions involve risks of their own. We have policies in place to ensure that we have the flexibility to engage in hedging transactions while minimizing the risks associated with these transactions. Our policies prohibit us from engaging in hedging transactions for speculation. We limit the total value of our hedging transactions and the value of our hedging transactions with any single counterparty. We require that senior management approval be obtained before we enter into hedging transactions. We also restrict any single individual's ability to commit us to hedging transactions by limiting the personnel who may authorize our entry into these types of transactions and by delegating responsibility for approving hedging functions among multiple individuals.

The executive general manager of each business unit is responsible for managing the unit's exposure to financial market risks in accordance with our principles and written policies. The business managers must consult with a specialist from Amatek Group Treasury before engaging in hedging activities.

Hedging transactions typically come in the form of contracts between us and counterparties. We enter into hedging contracts with several Australian and internationally based financial institutions. As with any contract, the possibility exists that the counterparty to a hedging contract may default on its obligations. We seek to reduce default risk under our hedging contracts in two principal ways. First, we limit the value of hedging transactions we may enter into with each counterparty. We set limits for each counterparty based on the counterparty's credit ratings. Second, we regularly review our counterparty's credit ratings to evaluate whether continuing contractual relations with each particular counterparty would pose undue risk.

It is management's opinion that in the past year we have not engaged in any financial transactions for purposes of trading or speculation.

As of December 31, 2001 we had entered into interest rate swaps, caps and collars with respect to A$494.9 million of our total AUD floating rate debt of A$528.7 million. The current hedge position exceeds the requirements under our Credit Facility, which requires that we hedge at least 75% of anticipated floating rate debt. All of our outstanding U.S. dollar-denominated debt is at fixed interest rates. Therefore volatility in United States interest rates should not lead to fluctuations in our U.S. dollar interest expense.

As of December 31, 2001 we had also used foreign currency swaps in order to match US$ cash inflows with US$ cash outflows. The face value of these swaps was US$15.6 million.

Also, we attempt to broadly match our foreign currency assets with our foreign currency liabilities. To the extent we are successful in meeting this objective, we create natural hedges against exchange rate volatility.

We have not hedged our foreign currency risk in relation to our U.S. dollar denominated notes. For the six months ended December 31, 2001, we had unrealised foreign exchange losses of A$0.1 million before taxes relating to our U.S. dollar denominated notes. These foreign exchange losses are classified as unusual items under AGAAP in our Interim Financial Statements.

AMATEK INDUSTRIES PTY LIMITED

By: _____
Name: John Nolan
Title: Director

Date: February 15, 2002